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August 29, 2017	Cody J. Vitello Associate +1 312 609 7816 cvitello@vedderprice.com

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Kimberly Browning

Re:	IronBridge Funds, Inc. (the “Registrant”)
File No.: 811-22397

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 16, 2017 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed on August 7, 2017 (the “Preliminary Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a preliminary proxy statement on Schedule 14A concurrently herewith which addresses the comments of the staff as described in this letter.

General

(1)	Comment: For the staff’s information, please explain supplementally whether an “assignment” of an investment advisory contract has occurred under the Investment Advisers Act of 1940 or the Investment Company Act of 1940.

Response:          An “assignment” of an investment advisory contract under the Investment Advisers Act of 1940 and the Investment Company Act of 1940 means, in relevant part, the direct or indirect transfer or hypothecation of the contract by the assignor or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor. As further described in the Proxy Statement, the IronBridge Advisory Agreement was terminated by the Board, effective as of June 24, 2017. To ensure the continued management of the Funds, the Registrant and RMB entered into the Interim Advisory Agreement effective June 24, 2017. After the termination of the IronBridge Advisory Agreement, the Funds’ portfolio managers and principal officers became employees of RMB and IronBridge ceased its business operations. No IronBridge personnel received equity or voting interests in RMB and neither the equity nor voting interests of RMB or IronBridge were affected by the transactions giving effect to the Interim Advisory Agreement (or ultimately, should shareholders provide the requisite consent, the New Advisory Agreement). For the foregoing reasons, an “assignment” of an investment advisory contract has not occurred as a result of the transactions giving effect to the Interim Advisory Agreement and will not occur as a result of the transactions giving effect to the New Advisory Agreement.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

August 29, 2017

(2)	Comment: For the staff’s information, please confirm supplementally that the contractual fee rate under the IronBridge Advisory Agreement is identical to the contractual fee rate under the New Advisory Agreement.

Response:          The Registrant confirms that the contractual fee rates under the Advisory Agreements are identical.

(3)	Comment: For the staff’s information, please confirm supplementally that the Proxy Statement is not required by Item 22(a)(3)(iv) of Schedule 14A to contain a table showing the current and pro forma fees and expenses paid by the Fund, or provide such disclosure in the Proxy Statement.

Response:          The Registrant confirms that the New Advisory Agreement will not directly or indirectly establish or increase any fee or expense within the meaning of Item 22(a)(3)(iv) of Schedule 14A. As noted above, the contractual fee rates under the Advisory Agreements are identical. The Registrant acknowledges that the language of the New Advisory Agreement, which is based upon the Registrant’s other advisory contracts, varies slightly with respect to the allocation of certain expenses between the adviser and the Registrant, as summarized under the caption “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement”; however, the Registrant confirms that such wording differences will not result in an actual increase in expenses within the meaning of Item 22(a)(3)(iv) of Schedule 14A over those incurred under the IronBridge Advisory Agreement. In addition, the Registrant notes that pursuant to Instruction 3(c)(ii) of Item 3 of Form N-1A, extraordinary expenses, such as unknown liability and indemnification expenses, need not be disclosed.

(4)	Comment: For the staff’s information, please confirm supplementally that the recoupment amounts under the expense cap/reimbursement agreement between the Registrant and IronBridge will not flow through to RMB under the expense cap/reimbursement agreement between the Registrant and RMB.

Response:          The Registrant confirms that RMB will not recoup any amount under the IronBridge expense cap/reimbursement agreement with the Registrant.

(5)	Comment: For the staff’s information, please confirm supplementally that RMB will bear the costs of proxy solicitation out of its own legitimate profits and not seek reimbursement from the Registrant or the Funds.

Response:          The Registrant confirms that RMB will bear the costs of proxy solicitation and that RMB will not be reimbursed for such costs by the Registrant or the Funds.

U.S. Securities and Exchange Commission

August 29, 2017

(6)	Comment: For the staff’s information, please confirm supplementally that all bracketed information will be completed prior to solicitation.

Response:          The Registrant confirms that all bracketed information will be completed prior to solicitation.

(7)	Comment: For the staff’s information, please confirm supplementally that the Funds do not have more than one class of voting securities.

Response:          The Registrant confirms that each Fund has only one class of voting securities.

(8)	Comment: For the staff’s information, please confirm supplementally that the Nominee table on page 15 of the Proxy Statement includes the information required by Item 22(b)(4) of Schedule 14A.

Response:          The Registrant confirms that the Nominee table on page 15 includes the information required by Item 22(b)(4) of Schedule 14A.

(9)	Comment: For the staff’s information, please confirm supplementally that the Registrant will comply with Rule 14a-3(a).

Response:          The Registrant confirms that it will comply with Rule 14a-3(a).

(10)	Comment: For the staff’s information, please explain supplementally whether Item 4 of Schedule 14A permits RMB to reimburse persons holding shares as nominees for reasonable expenses of mailing soliciting materials to the principals of the accounts without identifying such persons as “participants.”

Response:          Instruction 3(b)(ii) to Item 4 of Schedule 14A excludes persons who merely transmit proxy soliciting material from the definition of the term “participant.” Since persons holding shares as nominees will only be reimbursed, upon request, for reasonable expenses incurred in mailing soliciting materials to the principals of the accounts to which they act as nominee, such persons are not participants within the meaning of the Item 4 and are not required to be identified.

(11)	Comment: For the staff’s information, please confirm supplementally whether the New Advisory Agreement will affect the Funds’ distribution plans under Rule 12b-1.

Response:          The Registrant does not currently have distribution plans under Rule 12b-1 and the Registrant confirms that it will not adopt any distribution plans under Rule 12b-1 in connection with entering into the New Advisory Agreement.

Proxy Statement

(12)	Comment: In the answer to the question “Why am I receiving this Proxy Statement?” in the Q&A section and elsewhere in the Proxy Statement, as appropriate, where it is stated that no material changes to the day-to-day management and operations of the Funds are expected to occur, please revise the disclosure to remove the language regarding expectations, if appropriate, and clarify whether the Registrant’s investment restrictions, principal investment strategies or principal investment risks will change under the New Advisory Agreement.

U.S. Securities and Exchange Commission

August 29, 2017

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(13)	Comment: In the section captioned “Board Approval and Recommendation of Proposal 1,” please disclose what “strategic transactions” IronBridge considered and clarify the meaning of a “series of transactions” involving the cessation of IronBridge’s business.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(14)	Comment: Consider adding a Q&A summarizing the strategic transactions considered by IronBridge before engaging RMB.

Response:          The Registrant believes that the section captioned “Board Approval and Recommendation of Proposal 1” is the appropriate location for the discussion of the strategic transactions considered by IronBridge before engaging RMB and has revised the disclosure accordingly.

(15)	Comment: In the section captioned “Board Approval and Recommendation of Proposal 1,” please disclose the Board’s considerations in reviewing the strategic transactions presented by IronBridge.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(16)	Comment: Please clarify, wherever appropriate, whether determinations made in the best interests of the Fund and/or its shareholders should be both the Fund and its shareholders.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(17)	Comment: Please disclose in the Proxy Statement, where applicable, whether the IronBridge portfolio managers will continue to be jointly and primarily responsible for the management of the Funds as employees of RMB.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

August 29, 2017

(18)	Comment: Please disclose the contractual fee rate for each Fund under the Advisory Agreements in the Q&A.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(19)	Comment: In the answer to the question “Will the investment advisory fee rates be the same upon approval of the New Advisory Agreement?” in the Q&A section, please clarify whether the expense cap/reimbursement agreement is voluntary.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(20)	Comment: In the answer to the question “What will happen after the Interim Agreement Effective Date until such time as the shareholders vote to approve the New Advisory Agreement at the Shareholder Meeting?” in the Q&A section, please disclose that the Interim Advisory Agreement has the same terms as the IronBridge Advisory Agreement, except as permitted by Rule 15a-4.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(21)	Comment: Please confirm the Proxy Statement identifies the date of the Funds’ current advisory contract and the date it was last submitted for a vote by the shareholders pursuant to Item 22(c)(1)(i) of Schedule 14A.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(22)	Comment: When discussing the approval of the Interim Advisory Agreement in the section captioned “Proposal 1—Approval of the New Investment Advisory Agreement,” please disclose a summary of the enumerated requirements of Rule 15a-4 as they apply to the Funds.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(23)	Comment: In the section captioned “Summary of the New Advisory Agreement and IronBridge Advisory Agreement,” please state that the comparison of the Advisory Agreements includes all material differences and revise the disclosure as necessary.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(24)	Comment: In the section captioned “Compensation Paid to the Adviser,” provide the amount of fees paid to IronBridge by each Fund, without giving effect to the expense cap/reimbursement agreement.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

August 29, 2017

(25)	Comment: In the first bullet point under the caption “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement,” please clarify that the authority of the Adviser is subject to the control and direction of the Board.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(26)	Comment: In the third bullet point under the caption “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement,” please add disclosure as to the potential impact the change in the liability standard under the New Advisory Agreement will have on shareholders.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(27)	Comment: In the fourth bullet point under the caption “Summary of the New Advisory Agreement and the IronBridge Advisory Agreement,” please disclose the potential impact the exclusive jurisdiction of Illinois for claims under the New Advisory Agreement will have on shareholders.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(28)	Comment: In noting the material differences between the IronBridge Advisory Agreement and the New Advisory Agreement, disclose how the Board made a determination that the New Advisory Agreement is in the best interests of the Funds and the shareholders.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(29)	Comment: Under the section captioned “Board Approval and Recommendation of Proposal 1,” disclose whether the Board requested information from independent third-parties and, if not, why not.

Response:          Please see the sections captioned “Investment Performance of the Funds” and “Comparative Expenses” which detail the third party information considered by the Board in approving the New Advisory Agreement.

U.S. Securities and Exchange Commission

August 29, 2017

(30)	Comment: Under the section captioned “Board Approval and Recommendation of Proposal 1,” disclose whether the Board considered any possible adverse consequences of approving the New Advisory Agreement and, if not, why not.

Response:          As noted under the section captioned “Nature, Extent and Quality of Services,” the Board weighed a variety of factors including the adverse consequences of approving the New Advisory Agreement. The Board further noted that none of the factors considered in approving the New Advisory Agreement were dispositive.

(31)	Comment: On page 15, in the table required by Item 22(b)(1) of Schedule 14A, please move the position(s) with the Registrant held by the Nominees to a new column adjacent to the column that identifies the Nominees’ names and ages, and state in the table or in the paragraph preceding the table that the terms of the directors are perpetual.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(32)	Comment: Please confirm whether Mr. Snyder’s principal occupations during the past five years are accurately reflected in the table on page 15.

Response:          The Registrant confirms that Mr. Snyder’s principal occupations during the past five years are accurately reflected in the Proxy Statement.

(33)	Comment: For each Nominee, briefly disclose the experience, qualifications, attributes or skills that led to the Board’s conclusion to nominate each Nominee for director.

Response:          The Registrant believes the paragraphs immediately following the caption “Qualifications and Experience of Directors,” taken together with the individual statements, appropriately disclose the Board’s considerations in nominating each Nominee for the position of a director. The Registrant notes that each Nominee’s biography is separately stated in the table beginning on page 15 of the Proxy Statement and that the Board reviewed a copy of the Preliminary Proxy Statement and authorized its filing with the Commission.

(34)	Comment: Under the caption “Method of Proxy Solicitation” and elsewhere in the Proxy Statement, as applicable, identify each participant making solicitations pursuant to Item 4 of Schedule 14A.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

(35)	Comment: In the third column of the table that begins on page 25, either by footnote or otherwise, disclose the nature of beneficial ownership of the shares disclosed, if known.

Response:          The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

August 29, 2017

Please contact the undersigned at (312) 609-7816 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Cody J. Vitello

Cody J. Vitello

CJV